

MIPS TECHNOLOGIES, INC.
955 EAST ARQUES AVE
SUNNYVALE, CA 94085

Investor Address Line I
Investor Address Line 2
Investor Address Line 3
Investor Address Line 4
Investor Address Line 5
John Sample
I234 ANYWHERE STREET
ANY CITY, ON AIA IAI

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VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

Electronic Delivery of Future PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

NAME	CONTROL # → 000000000000
	SHARES
THE COMPANY NAME INC. - COMMON	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS A	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS B	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS C	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS D	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS E	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS F	123,456,789,012.12345
THE COMPANY NAME INC. - 401 K	123,456,789,012.12345

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TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: X

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

The Board of Directors recommends you vote FOR ALL of the following nominees:

	For All	Withhold All	For All Except
1. Election of Directors	0	0	0

Nominees

01 Robert R. Herb
02 Robin L. Washington
03 Fred Weber
04 Jeffrey S. McCreary
05 Kenneth H. Traub

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

02 0000000000

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
2. Ratification of appointment by MIPS Technologies of Ernst & Young LLP to serve as the Company's independent auditors for the 2012 fiscal year.	0	0	0
3. Approval of the Amended and Restated 1998 Long-Term Incentive Plan.	0	0	0
4. Approval of an increase in the number of shares available for issuance under the Employee Stock Purchase Plan.	0	0	0
5. Approval, on an advisory basis, of the compensation of MIPS Technologies named executive officers as disclosed pursuant to Item 402 of Regulation S-K.	0	0	0

The Board of Directors recommends you vote 1 YEAR on the following proposal:

	1 year	2 years	3 years	Abstain
6. To recommend, on an advisory basis, the preferred frequency of the stockholder advisory votes on the compensation of MIPS Technologies named executive officers.	0	0	0	0

NOTE: In their discretion, the proxies are authorized to vote upon such other matters incident ~~business as may~~ to the conduct of the meeting ~~properly come before the meeting or any adjournment or postponement thereof~~.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Investor Address Line I
Investor Address Line 2
Investor Address Line 3
Investor Address Line 4
Investor Address Line 5
John Sample
I234 ANYWHERE STREET
ANY CITY, ON AIA IAI

JOB #

SHARES
CUSIP #
SEQUENCE#

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

0000115686_1 R1.0.0.11699



Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Combined Document is/are available at www.proxyvote.com .

— —

MIPS TECHNOLOGIES, INC.
Annual Meeting of Stockholders
December 7, 2011 2:00 PM
This proxy is solicited by the Board of Directors

The undersigned stockholder of MIPS Technologies, Inc., a Delaware corporation ("MIPS Technologies" or "Company"), hereby appoints SANDEEP VIJ and GAIL SHULMAN, as proxies for the undersigned, with full power of substitution, to attend the 2011 Annual Meeting of Stockholders of MIPS Technologies to be held on Wednesday, December 7, 2011 at 2:00 p.m. at the Company's corporate offices at 955 East Arques Avenue, Sunnyvale, CA 94085, and at any adjournment(s) or postponement(s) thereof, to cast on behalf of the undersigned all votes that the undersigned is entitled to cast at such meeting and otherwise to represent the undersigned at the meeting, with the same effect as if the undersigned were present. The undersigned hereby revokes any proxy previously given with respect to such shares.

Shares represented by this proxy will be voted as directed by the stockholder. If no such directions are indicated, the proxies will have authority to vote FOR ALL with respect to the election of directors in proposal 1, FOR proposals 2, 3, 4 and 5, and FOR 1 Year with respect to proposal 6.

The undersigned acknowledges receipt of the Notice of Annual Meeting of Stockholders and the accompanying Proxy Statement.

Continued and to be signed on reverse side

0000115686_2   R1.0.0.11699